NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

July 3, 2002

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION EXPLORATIONS LTD.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

dlw 7/9

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION EXPLORATIONS LTD.**

Encl.

United States SEC filing
July 2, 2002

Northern Orion Explorations Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. News Releases

1. June 26, 2002 – Robert Cross Northern Orion's New Chairman

NORTHERN ORION
EXPLORATIONS LTD
Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

June 26, 2002 **NEWS RELEASE** **NNO – TSX**

ROBERT CROSS NORTHERN ORION'S NEW CHAIRMAN

Stephen Wilkinson, President and CEO of **Northern Orion Explorations Ltd.** ("Northern Orion"), is pleased to announce that Mr. Robert Cross has been elected Chairman at a meeting held yesterday following Northern Orion's Annual General Meeting of Shareholders.

Mr. Cross has agreed to assume the position of Chairman to facilitate the further development of Northern Orion. Mr. Cross is well known in the mining and financial communities, having served formerly as Chairman and Chief Executive Officer of Yorkton Securities and as a Vice President and Director of Gordon Capital.

Mr. Cross replaces John K. Burns as Chairman. Mr. Burns, who has been Chairman since 1999, continues as a director, serving on the executive, audit and environmental committees.

Northern Orion's principal objective is to maximize the economic potential of its interest in the Agua Rica copper–gold–molybdenum project in Argentina. To this end and with its recent exposure to mining opportunities in South Africa, Northern Orion is assessing a number of existing cash flow positive base- and precious-metal mining projects that could provide the basis for an acquisition.

For further information please contact:

Stephen J. Wilkinson
President and Chief Executive Officer
NORTHERN ORION EXPLORATIONS LTD.
Tel: (604) 687-4622 / Fax: (604) 687-4212
Email: info@northernorion.com